Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2005

Mr. Richard Francis, Jr.
Chief Executive Officer and
Chairman of the Board
Symbion, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, TN 37215

Re: Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 28, 2005
File No. 000-50574

Dear Mr. Francis:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 26

1. Regarding "EBITDA less minority interest", please tell us why eliminating minority interest is not prohibited by Item 10(e)(ii)(A) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 28

Critical Accounting Policies, page 30

Allowance for Contractual Adjustments and Doubtful Accounts, page 31

2. Please provide us the following in disclosure-type format:

   a. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

   b. Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third party payors, as of the latest balance sheet date, could have on your financial position and operations.

   c. Provide an aging of accounts receivable, in a comparative tabular format, by payor classification. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts by payor classification.

   d. If you have amounts that are pending approval from third party payors, please disclose the balances of such amounts, where they have been classified in your aging buckets, and with what payor classification they have been grouped. If amounts are classified outside of self-pay, explain why this classification is appropriate and specify the historical percentage of amounts that get reclassified into self-pay.

Professional and Liability Insurance Claims, page 33

3. Please provide us in disclosure-type format, consistent with Section V. of Financial Reporting Release 72, a discussion that quantifies the effect of reasonably likely changes in your assumptions of general and professional liability claims as page F-24 states that a change in one or more of these assumptions could materially change your financial position or results of operations.

Results of Operations, page 34

4. Regarding "adjusted net income", please tell us why you believe that the prepayment charges are non-recurring when they were incurred during both 2003 and 2004 and why eliminating the charges is not prohibited by Item 10(e)(ii)(B) of Regulation S-K. In addition, please explain to us in disclosure-type format how eliminating the recorded provision (benefit) for income taxes and replacing it with a fixed 38.5 % income tax rate results in a non-gaap measure that is useful to management and by investors.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant